December 12, 2005

Mail Stop 3651

 BY U.S. Mail and Facsimile [ (914) 701 - 8081 ]

 Mr. Jeffrey H. Erickson
   President and Chief Executive Officer
 ATLAS AIR WORLDWIDE HOLDINGS, INC.
 2000 Westchester Avenue
 Purchase, New York  10577

 	Re:	Atlas Air Worldwide Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
 		File No. 1-16545

Dear Mr. Erickson:

	We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


??

??

??

??

Jeffrey H. Erickson
Atlas Worldwide Holdings, Inc.
November 21, 2005
Page 3